Exhibit 99.1

Arbe to Announce Q3 2024 Financial Results and Hold a Conference Call

on November 27

Tel Aviv, Israel, Nov. 6, 2024 — Arbe Robotics Ltd. (Nasdaq, TASE: ARBE), a global leader in Perception Radar Solutions, will hold its third quarter conference call on Wednesday, November 27 at 8:30 a.m. Eastern Time. The company will issue its financial results before the market opens that same day.

Conference Call and Webcast Details

Speakers will include Kobi Marenko, Co-Founder and Chief Executive Officer, and Karine Pinto-Flomenboim, Chief Financial Officer. The live call may be accessed via telephone at:

US Toll Free: (844) 481-3015

Israel Toll Free: 1-809-212373

Internationally: +1 (412) 317-1880

A telephonic replay of the conference call will be available following the end of the conference call until December 11, 2024.

To listen to the replay, please dial (877) 344-7529 from the U.S., or +1 (412) 317-0088 internationally, using access ID: 5174719.

The Company encourages participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10194133/fddcf6bb91. Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live webcast of the call can be accessed here: https://event.choruscall.com/mediaframe/webcast.html?webcastid=ZFKsGorS or from Arbe’s Investor Relations website at: https://ir.arberobotics.com. An archived webcast of the conference call will also be made available on the website following the call.

About Arbe

Arbe (Nasdaq: ARBE) (TASE: ARBE), a global leader in Perception Radar Solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s radar technology is 100 times more detailed than any other radar on the market and is a critical sensor for L2+ and higher autonomy. The company is empowering automakers, Tier-1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm changing perception. Arbe is based in Tel Aviv, Israel, and has offices in China, Germany, and the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release contains and the conference call described in this press release will contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include the effect on the Israeli economy generally and on the Company's business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and Hezbollah in Lebanon and any further intensification of hostilities with others, including Iran, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Contact:

Miri Segal-Scharia

MS-IR

msegal@ms-ir.com